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VIA EDGAR

December 21, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Kathleen Krebs, Special Counsel

Re:	Fig Publishing, Inc.

Amendment No. 1 to

Offering Statement on Form 1-A

Filed October 19, 2022

File No. 024-12017

Dear Ms. Krebs:

On behalf of our client, Fig Publishing, Inc. (the “Company”), we hereby provide responses to the comments received in the letter dated November 22, 2022 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Draft Offering Statement on Form 1-A (the “Offering Statement”) received by the Commission on October 19, 2022. Disclosure changes discussed below have been made in the Company’s Amendment No. 2 to Draft Offering Statement (the “Amended Offering Statement”) that is being filed with the Commission contemporaneously with the submission of this letter. Capitalized terms used herein have the meaning given to such terms in the Amended Offering Statement.

For the Staff’s convenience, we have repeated below in bold each of the Staff’s comments and have followed each comment with the Company’s response. Capitalized terms used but not defined herein are used as defined in the Offering Statement (or, if a change has been made to the definition, as defined in the Amended Offering Statement).

Amendment No. 1 to Draft Offering Statement on Form 1-A

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Commitments, page 36

1.	For each offering under Regulation A, please disclose each licensed product, the amount of Fig Funds provided for each licensed product and the amount of Fig Gaming Shares or Fig Portfolio Shares sold. Consider providing this information in a table.

In response to this comment, the Company has amended its disclosure on page 36 by adding a table which lists each licensed product, the amount of Fig Funds provided for each of such licensed products and the amount of Fig Gaming Shares or Fig Portfolio Shares sold in relation to the provision of Fig Funds for such licensed product.

2.	For each Regulation A offering where the company will return offering proceeds not used as Fig Funds, disclose the amount of proceeds currently in escrow and the date by which the proceeds must be used or returned to investors.

In response to this comment, the Company has amended its disclosure by adding a table on page 36 which provides the amount of proceeds currently in escrow and the date by which the proceeds must be used or returned to investors for each of Fig Portfolio Shares – Series 2021 and Fig Gaming Shares – Digital Eclipse.

3.	You disclose that you terminated the license agreement with Marauder and that investors who had entered into subscription agreement had their funds were returned. You then state the following: “During calendar year 2022, we entered into an additional license agreement for which we are currently raising capital via securities offerings pursuant to Tier 2 of Regulation A.” Please clarify to what offering this sentence relates.

In response to this comment, the Company has deleted the referenced sentence in the Amended Offering Statement, as it was erroneously included in the Offering Statement.

General

4.	Please provide consistent disclosure throughout your offering circular of the number of FGS-Atari shares being offered and the offering price. For example, the fourth paragraph on the initial offering circular cover page indicates you are offering a maximum of 15,000 FGS-Atari at $500 per share, the offering circular cover page of Schedule Atari indicates you are offering a maximum of 30,000 FGS-Atari at $500 per share, and the summary of the use of proceeds on page Atari-4 indicates that you expect an maximum of $15 million of proceeds assuming all 25,000 of the FGS-Atari shares are sold at the offering price of $1,000 per share.

In response to this comment the Company has revised its disclosure throughout the Amended Offering Statement to clarify that a maximum of 30,000 FGS-Atari shares are intended to be offered at $500 per share upon the qualification of the Amended Offering Statement.

5.	Please revise your disclosure throughout the Schedule Atari to accurately and consistently describe the terms of the Fig Revenue-Sharing Agreement between the company and Atari Interactive, Inc. Examples include the following:

●	The disclosure on page Atari-10 regarding the calculation of Fig’s Revenue Share, including the Tier 2 Calculation rate and time period, is not consistent with the terms of the Fig Revenue-Sharing Agreement. The Tier 2 Calculation rate is also incorrect on pages Atari-26 and Atari-29.

●	You sometimes refer to the developer as Small Impact Games rather than Atari; and

●	In the revenue sharing formula on page Atari-9, Atari Incidental Deductions are subtracted from Revenue from Atari Product. You indicate that Atari’s Incidental Deductions are uncapped. There is no reference to Atari Incidental Deductions in the Fig Revenue-Sharing Agreement with Atari Interactive, Inc.

These are just examples. Please revise as appropriate.

In response to this comment the Company has revised its disclosure throughout the Amended Offering Statement to (i) conform the Tier 2 Calculation rate and time period applicable thereto, (ii) remove erroneous references to Small Impact Games which now state Atari and (iii) remove erroneous language in reference to the Fig Revenue-Sharing Agreement.

6.	Please discuss the implications of the Fig Shares Termination Date, which is 60 months after the date that is the earlier of (i) the date that the final Licensed Game under the Fig Revenue-Sharing Agreement is published or (ii) December 1, 2022. For example, disclose that the maximum period that holders of FGS-Atari could receive dividends is until December 1, 2027. Furthermore, although the company must return offering proceeds that are not used in connection with the Fig Revenue-Sharing Agreement within two years after the last closing of the offering, this means that proceeds could be contributed as Fig Funds to Atari for up to three-and-a-half years into the five-year term. Since it may take several years for any Licensed Game(s) to be developed and start generating revenues, holders of FGS-Atari shares may not receive dividends prior to December 1, 2027, even though the Licensed Game(s) may ultimately become commercially successful through funding with Fig Funds.

In response to this comment, the Company has revised its disclosure on the cover page as well as pages Atari – 5 and Atari – 10 to discuss the implications of the Fig Shares Termination Date, which is 60 months after the date that is the earlier of (i) the date that the final Licensed Game under the Fig Revenue-Sharing Agreement is published or (ii) March 1, 2023. In addition, the Company has made necessary revisions to inform prospective holders of FGS - Atari shares may not receive dividends prior to March 1, 2028, even though the Licensed Game(s) may be funded with Fig Funds and ultimately may become commercially successful.

7.	Refer to the last column in the Illustrative Revenue Sharing and Dividend Example on page Atari-11. The dividends per share amount does not appear to be correctly calculated for 6,000 outstanding shares of FGS-Atari. Please advise and revise as appropriate.

In response to this comment, the Company has corrected the calculation for 6,000 outstanding shares of FGS – Atari in the Illustrative Revenue Sharing and Dividend Example on page Atari – 11.

8.	Refer to the graph illustrating potential cumulative dividends on page Atari-21. Please clarify the assumed time period of “estimated lifetime distributions” in light of the Fig Share Termination Date. In addition, explain why there are other blue point on the graph that do not correspond to example points.

In response to this comment, the Company has revised its disclosure by replacing the graph illustrating potential cumulative dividends on page Atari – 21, with such graph disclosing the assumed time period of “estimated lifetime distributions” in light of the Fig Share Termination Date and removing erroneously placed blue points on the Offering Statement’s prior graph.

9.	Refer to the table under “Historical Results” on page Atari-22. Please explain why you present “Assumed Gross Sales Revenue” when you are presenting historical results. Also explain why footnotes 2, 3 and 4 to the table refer to Atari products. Lastly, please clarify, if true, that no games or other products have been released under license agreements relating to prior offerings of Fig Gaming Shares or Fig Portfolio Shares under Regulation A.

In response to this comment, the Company has revised its disclosure by removing the table and disclosures on Atari – 22, 23 and 24 as they are not pertinent to the FGS – Atari Offering.

10.	Please explain the purpose of the tables on page Atari-23 and Atari-24 and how they relate to the offering of FGS-Atari and the Fig Revenue-Sharing Agreement with Atari.

As noted in the Company’s response to comment 10, the Company has revised its disclosure by deleting these tables..

11.	Refer to the description of Atari and Atari Products on pages Atari-16 to Atari-19. Please revise this disclosure to focus on information that would be material to investors in FGS-Atari shares regarding Atari Interactive, Inc. as the counter-party to the Fig Revenue- Sharing Agreement. Please consider the following when revising your disclosure:

●	Clearly indicate which entity you are discussing. For example, it appears you use “Atari” to refer to various Atari entities, you refer to “the Company” without explaining which company, and it should be clear where you are discussing the party to the Fig Revenue-Sharing Agreement -- Atari Interactive, Inc.

●	Clarify in what entity Wade J. Rosen has an ownership interest and what role he will play in connection with the Fig Revenue-Sharing Agreement.

●	Clarify why it is material to investors in FGS-Atari shares to know detailed information about the board of directors of Atari.

●	You indicate that Atari will need to secure agreements with third-party developers to have games developed. Explain how the Fig Revenue-Sharing Agreement takes into account Atari’s use of third-party developers and the costs of these developers when determining Gross Receipts and Fig Revenue Share.

●	Explain how you calculated “a collective 70% return-on-investment after less than a year on the market” for Atari’s Recharged series of games and how this information is relevant to investors in FGS-Atari shares.

In response to this comment, the Company has made the following revisions to its disclosure on pages Atari – 16 through Atari – 19:

●	Clearly indicated which entity is being discussed;

●	Clarified that Wade J. Rosen has no ownership interest in the Company and will act as a representative of Atari with respect to the Fig Revenue-Sharing Agreement;

●	Clarified to prospective investors in FGS – Atari that Atari has requested that they know detailed information about the board of directors of Atari; and

●	Explains how the Fig Revenue-Sharing Agreement takes into account Atari’s use of third-party developers and the costs of these developers when determining Gross Receipts and Fig Revenue Share; and

●	Removes the claim that Atari saw “a collective 70% return-on-investment after less than a year on the market” for Atari’s Recharged series of games.

12.	Refer to the disclosure about how you will select Atari Products on page Atari-20. This disclosure does not appear to represent how you will mutually agree on Licensed Games with Atari or use particular Atari intellectual property set forth in the Fig Revenue-Sharing Agreement. Please revise as appropriate.

In response to this comment, the Company has provided additional disclosure on page Atari – 20 to represent how the Company and Atari will mutually agree on Licensed Games or use particular Atari intellectual property set forth in the Fig Revenue-Sharing Agreement.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact me on 978-844-1486 (mobile) or at my email address, aain@egsllp.com.

Very truly yours,

/s/ Anthony Ain
Anthony Ain

cc:	Chuck Pettid

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